03003444

PRESS RELEASE

03 JAN 21 AM 7:21

TIOMIN RESOURCES INC.

82-3430

TSE: TIO

January 10, 2003

TIOMIN CLOSES PREVIOUSLY ANNOUNCED PRIVATE PLACEMENT OF $4.2 MILLION AND RENEGOTIATES LOAN FACILITY

SUPPL

TORONTO, CANADA:

Tiomin Resources Inc. is pleased to announce today that it has successfully completed the previously announced financing of $4.2 million of equity capital on a private placement basis to accredited investors. Harris Partners acted as the agent on this financing. The issue was fully subscribed for and the Corporation has issued 20 million common shares at a price of $0.21 per share.

The net proceeds of the new issue will be used to repay the majority of an existing loan facility (see below), fund the continuing development of its Kwale project in Kenya, as well as for general corporate purposes. The Corporation has 88.8 million shares issued and outstanding on the completion of this equity financing.

The Corporation is also pleased to announce that it has renegotiated the terms of the existing loan facility with Resource Capital Fund L.P. ("RCF"). Tiomin will pay down US$1,360,000 of the currently outstanding US$2 million loan facility from the proceeds received on the above mentioned equity financing. RCF has agreed to extend the maturity date of the remaining US$640,000 loan until September 1, 2003. The extended loan facility will bear an interest rate of LIBOR +4%. As part of this transaction, the Corporation will issue to RCF 3.7 million warrants that will allow RCF to purchase common shares of the Corporation for $0.27 per common share until December 31, 2003.

Tiomin expects to close the amended loan facility with RCF on or about January 15, 2003.

With the reduced loan facility to Tiomin, Mr. Brian Dolan of Resource Capital Fund L.P., has resigned as a Director of the Corporation. Tiomin would like to thank Mr. Dolan for his contributions as a Director over the past three years.

For further information, please contact Tiomin at (416) 350-3776 Jean-Charles Potvin, President, ext. 227 or Ian MacNeily, VP-Finance, ext. 232.